K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

Via EDGAR Correspondence

Mr. Jason Fox

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

February 24, 2014

Re:   Calamos Advisors Trust (SEC File Nos. 333-72511 and 811-09237)

Dear Mr. Fox:

We are writing on behalf of the Calamos Advisers Trust (the “Trust”) in response to the oral comments that you provided to the undersigned on January 7, 2014, regarding the annual report for the Trust dated December 31, 2012 that was filed with the U.S. Securities and Exchange Commission on Form N-CSR on February 14, 2013 (the “Annual Report”) and the corresponding prospectuses and statements of additional information for the Trust dated May 1, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this letter, the Trust acknowledges and represents the following:

1.	The Trust acknowledges that in connection with the comments made by the SEC Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

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2.	The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

1.	We note that the Annual Report indicates a significant investment in the information technology sector (approximately 31.7% of assets.) A review of the Trust’s Prospectus indicates that this exposure to the information technology sector is not expressly discussed in the principal investment strategies section of the Prospectus.

The Trust is actively managed, and as part of its management duties the investment adviser does an extensive top-down analysis to determine sector overweighting or underweighting for the Trust’s portfolio. As a direct result of this active management, the Trust’s portfolio composition will vary over time in accordance with the investment adviser’s investment convictions, and the Trust may see significant shifts over time as to which sectors are underweighted or overweighted, the magnitude of that underweighting or overweighting, and the duration of that investment exposure. At December 12, 2012 the Trust had a 31.7% exposure to the information technology sector, which compared favorably with the weighting of that sector in the Trust’s primary benchmark (S&P 500 Index) and its secondary benchmark (BofA ML All U.S. Convertibles Ex Mandatory Index) at 19.1% and 25.1%, respectively.

The variable nature of the Trust’s active management is reflected in the Trust’s current prospectus, which notes that the Trust intends to invest in a diverse portfolio of convertible, equity and fixed income securities, and which discusses the investment adviser’s use of a “top down” investment strategy to diversify by company, industry, and sector in addition to other criteria. In addition, the Trust notes that a risk exists that the value of an investment may decrease “if the investment adviser’s judgment about the attractiveness, value or market trends affecting a particular …sector…is incorrect.”

The Trust believes that its existing disclosure is sufficient to address its current investments, particularly given the fact that many of the companies listed in the Annual Report under the “Information Technology Sector” do not appear to have the type of homogenous business risk that would typically give rise to a discussion of sector specific risk. In particular, we note that the Trust’s investments in the “information technology sector” is comprised of investments in twelve separate industries, the largest of which represents 6.52% of the portfolio as a whole (i.e., Application Software (3.13%),

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Communications Equipment (4.15%), Computer Hardware (1.6%), Computer Storage & Peripherals (3.25%), Data Processing & Outsourced Services (1.33%), Home Entertainment Software (.63%), Internet Software & Services (2.29%), IT Consulting & Other Services (4.46%), Semiconductor Equipment (1.31%), Semiconductors (2.66%), Systems Software (6.52%), and Technology Distributors (.3%)), and covers a divergent group of companies, including Accenture, Apple, eBay, Electronic Arts, MasterCard, and Samsung Electronics Company.

Notwithstanding the foregoing, the Trust will take the staff’s comment under advisement, and will consider whether to modify its existing disclosure as part of its annual update to be filed in April of 2014, with an anticipated effectiveness of May 1, 2014 to add additional disclosure that emphasizes the fact that the Trust may be overweight or underweight one or more sectors in any given period.

2.	The Annual Report’s Investment Team Discussion indicates that the Trust is managed to reduce volatility, however, the Trust’s principal investment strategy as set forth in its prospectus does not appear to stress this volatility management. Please explain the apparent difference between the two documents and/or discuss how you plan to reconcile any differences.

The Trust’s prospectus states that it seeks to maintain “the appropriate balance between risk and return.” Later in the prospectus the Trust states that it “attempts to keep a consistent balance between the risk and return over the course of different market cycles…to achieve what the investment adviser believes to be an appropriate blend for the then-current market. As the market environment changes, portfolio securities may change in an attempt to achieve a relatively consistent risk level over time.” The Trust believes that this discussion of balancing risk and return necessarily encompasses (and explains) its historic low volatility. As the Annual Report notes: the Trust’s “historical low-volatility characteristics are a by-product of our investment style.” In sum, the Trust believes that the discussion of attempting to maintain a “consistent balance between the risk and return over the course of different market cycles” is synonymous with, and necessarily leads to, lower portfolio volatility. As a result, the Trust believes that the two documents are conceptually consistent.

Notwithstanding this fact, the Trust plans to revise this disclosure as part of its annual update to be filed in April of 2014, with an anticipated effectiveness of May 1, 2014, in order to eliminate any possible confusion that this different use of terminology might inadvertently create.

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We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (202) 778-9220.

Very truly yours,

/s/ Eric S. Purple

Eric S. Purple